UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 19, 2015

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release dated 19 May 2015 entitled ‘VODAFONE ANNOUNCES RESULTS FOR THE YEAR ENDED 31 MARCH 2015’

news release

Vodafone announces results for the year ended 31 March 2015

19 May 2015

Highlights

•                  Group revenue up 10.1% to £42.2 billion; full year organic service revenue declined 1.6%*

•                  Return to growth in Q4: organic service revenue up 0.1%*; Europe -2.4%*, AMAP 6.0%*

•                  EBITDA down 6.9%* at £11.9 billion; H2 EBITDA down 3.6%*

•                  EBITDA on a guidance basis £11.7 billion, in line with £11.6 - £11.9 billion guidance range

•                  Free cash flow £1.1 billion; capital expenditure £9.2 billion, up 45.7% year-on-year

•                  £5.5 billion deferred tax assets recognised and reported in H1

•                  Net debt of £22.3 billion, or £18.7 billion including $5.2 billion Verizon loan notes

•                  Final dividend per share of 7.62 pence, up 2.0%, giving total dividends per share of 11.22 pence

	Year ended		Change
	31 March 2015		Reported	Organic*
	£m		%	%
Group revenue	42,227		+10.1	(0.8)
Group service revenue	38,497		+9.4	(1.6)
Europe	25,972		+15.0	(4.7)
Africa, Middle East and Asia Pacific (‘AMAP’)	12,035		(0.8)	+5.8
EBITDA	11,915		+7.5	(6.9)
Adjusted operating profit	3,507		(18.6)	(24.1)
Operating profit	1,967		(150.3)
Free cash flow(1)	1,088		(75.2)
Profit for the financial year from continuing operations(2)	5,860		(48.2)
Basic earnings per share(2)	21.75	p	(90.3)
Adjusted earnings per share from continuing operations(3)	5.55	p	(27.8)
Total dividends per share	11.22	p	+2.0

•                  Strong progress on Project Spring: 63% through mobile build, European 4G coverage 72%; 28 million homes reached with next generation network; significant development of Enterprise products and services

•                  20.2 million 4G customers in 18 markets; data volumes up 81% year-on-year in Q4

•                  Continued take-up of data in emerging markets: 115.5 million data customers in AMAP, 3G coverage in India now at 90% of target urban areas

•                  Further strong progress on unified communications strategy: 12.0 million broadband customers, improving revenue trend, fixed line now 25.2% of European service revenue

•                  Integration of KDG and Ono on track, synergies in line with expectations

•                  Continued enhancement of Enterprise capabilities, with return to growth in Q4: acquisition of Cobra Automotive, international expansion of IP-VPN to 62 countries, good momentum in machine-to-machine revenue (+24.7%*)

Vodafone Group Plc

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

vodafone.com

Investor Relations	Media Relations
Telephone: +44 7919 990230	www.vodafone.com/media/contact

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Guidance for the 2016 financial year(4)

•            Organic EBITDA growth: EBITDA in the range of £11.5 billion to £12.0 billion

•            Positive free cash flow after all capex, before M&A, spectrum and restructuring costs

•            Capex of £8.5 billion to £9.0 billion, reflecting the second year of Project Spring investment

•            Intention to grow dividends per share annually, demonstrating confidence in future cash flow generation

Vittorio Colao, Group Chief Executive, commented:

“It has been a year of continued progress, culminating with a return to organic growth in Q4. We have seen increasing signs of stabilisation in many of our European markets, supported by improvements in our commercial execution and very strong demand for data. In fixed line, revenue trends are improving supported by accelerating customer growth, and our recent cable acquisitions provide a strong platform for further growth. In emerging markets, our good growth trend has continued, driven by rising data penetration and leading network quality and distribution.

“Our Project Spring investment programme is on plan, delivering a significantly improved experience to customers. In Europe, 4G coverage now extends to over 70% of our footprint, and voice quality and reliability have improved noticeably. We now reach 28 million homes with our own, next generation cable and fibre networks. In India, our 3G footprint now reaches 90% of target areas, with 3G data revenue up 125% year-on-year in Q4.

“We have significant opportunities ahead of us, with only 13% of our European mobile customers using 4G, and our market share in fixed services only a fraction of our share in mobile. In addition, businesses around the world are increasingly looking to put mobility at the centre of their own strategies. With the assets and skills we have today, further enhanced by the completion of Project Spring, we will be strongly positioned to provide ever improving services to customers and seize these opportunities.”

Note:

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 28 for “Use of non-GAAP financial information”.

(1)         Free cash flow for the year ended 31 March 2015 excludes £336 million of restructuring costs (2014: £210 million), a £365 million UK pensions contribution payment, £359 million of Verizon Wireless tax distributions received after the completion of the disposal, £328 million of interest paid on the settlement of the Piramal option, £116 million of KDG incentive scheme payments in respect of liabilities assumed on acquisition and a £100 million (2014: £100 million) payment in respect of the Group’s historical UK tax settlement.

(2)         Year ended 31 March 2015 includes the recognition of £5,468 million of deferred tax assets in respect of tax losses in Luxembourg. Year ended 31 March 2014 included the recognition of a deferred tax asset in respect of tax losses in Germany (£1,916 million) and Luxembourg (£17,402 million) and the tax liability related to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in Verizon Wireless (£2,210 million). Basic earnings per share for the year ended 31 March 2014 also includes the gain on disposal, results and related tax charge of the Group’s former investment in Verizon Wireless.

(3)         Adjusted earnings per share from continuing operations excludes the gain on disposal, results and related tax charge of the Group’s former investment in Verizon Wireless in the prior year and the recognition of deferred tax assets in both years.

(4)         See “Guidance” on page 8.

REVIEW OF THE YEAR

Financial review of the year

It has been a year of continued strong growth in most of our emerging markets, and signs of stabilisation in many European ones. A slight easing of aggressive price competition in some countries, combined with a clear inflection point in the growth of data usage, has underpinned our performance. In addition, the increased commercial investments which we began to make in the prior year have translated into an improved performance relative to our competitors in Europe, with revenue trends improving in each of the last three quarters.

Across our markets we have witnessed an acceleration in consolidation both within the mobile sector and between fixed and mobile, as operators look to gain scale and position themselves to seize the opportunity to deliver customers an enhanced experience as demand for high speed data takes off. This mirrors our own important strategic moves with the acquisitions of Kabel Deutschland (‘KDG’) and Grupo Corporativo Ono, S.A. (‘Ono’), and our continued fixed infrastructure build in a number of markets. In our core European markets, we are increasingly positioning Vodafone as a top tier, fully integrated provider of high speed fixed and mobile communications to consumers and businesses.

We have continued to make good progress with our strategic priorities:

•                  We have completed 63% of the mobile network element of Project Spring, with 72% 4G coverage in Europe and 90% 3G coverage in target areas of India;

•                  We now have 20.2 million 4G customers across the Group, who are on average using twice the data of 3G customers;

•                  We have significantly strengthened our unified communications capabilities, with extended fibre builds in several European markets, and the ongoing integrations of KDG and Ono;

•                  We continue to invest in key growth areas in Enterprise, with machine-to-machine (‘M2M’) revenue growing 24.7% and our proposition enhanced by the acquisition of Cobra Automotive, and our IP-VPN footprint expanded to 62 countries;

•                  We have consolidated our position as an industry leader in mobile financial services, with 19.9 million M-Pesa customers; and

•                  We continue to grow the dividend per share and maintain a strong balance sheet.

Group

Group revenue for the year increased by 10.1% to £42.2 billion, with Group organic service revenue down 1.6%* (down 0.8% excluding the impact of regulated mobile termination rate (‘MTR’) cuts). The Group returned to organic service revenue growth in Q4 at +0.1%* (+0.9% excluding MTRs), reflecting a steady recovery in Europe and continued good growth in Africa, Middle East and Asia Pacific (‘AMAP’).

Group EBITDA rose 7.5% to £11.9 billion, with organic EBITDA down 6.9%*, mainly affected by revenue declines in Europe. The Group EBITDA margin fell 0.7 percentage points to 28.2%, or 1.8* percentage points on an organic basis. This reflects ongoing revenue declines in Europe and the growth in operating expenses as a result of Project Spring, partially offset by operating efficiencies. H2 EBITDA fell 3.6%*, with the improved trend supported by the better revenue performance and continued good cost control.

Adjusted operating profit fell by 18.6% to £3.5 billion as the increase in reported EBITDA year-on-year was offset by the increase in depreciation and amortisation resulting from the acquisitions of KDG and Ono.

The adjusted effective tax rate for the year was 29.4%, including the impact of foreign exchange losses. Excluding this impact, the adjusted effective tax rate was 27.2%. We recognised an additional deferred tax asset of £5.5 billion in the first half of the financial year taking our total deferred tax assets to £23.8 billion.

Adjusted earnings per share(1) from continuing operations fell 27.8% to 5.55 pence, mainly reflecting the decline in adjusted operating profit.

Free cash flow(2) was £1.1 billion (2014: £4.4 billion), this decline reflecting higher reported EBITDA offset by the increase in capital expenditure under the Project Spring programme. Total capital expenditure was £9.2 billion (2014: £6.3 billion).

Net debt as at 31 March 2015 was £22.3 billion (March 2014: £13.7 billion), or £18.7 billion taking into account the $5.2 billion Verizon loan notes. Net debt includes the impact of the acquisitions of Ono in July 2014 for £5.8 billion and Cobra Automotive in August 2014 for £0.2 billion. In addition, we renewed or acquired spectrum in India, Italy, Greece, Hungary and New Zealand, for a cash cost in the year of £0.4 billion. The remaining liability of £2.7 billion relating to the March 2015 India spectrum auction is expected to be recognised in the 2016 financial year.

The Board is recommending a final dividend per share of 7.62 pence, up 2.0% year-on-year, in line with our intention to increase the full year dividend per share annually.

Europe

Organic service revenue in Europe declined 4.7%* year-on-year, reflecting ongoing pressures from competition, regulation and the macroeconomic environment. Excluding the impact of MTR cuts, service revenue fell 4.1%*. Performance in H2 began to stabilise in most markets.

Mobile service revenue declined 5.5%*, with a better trend in H2 (Q3 -3.9%*, Q4 -3.4%*). The main factors supporting this recovery were consistent growth in the contract customer base in a number of markets, some evidence of ARPU stability, and accelerating demand for data stimulated by the roll-out of 4G coverage. The UK, Netherlands and the Czech Republic all returned to growth in H2, while Germany, Italy, Spain, Greece and Romania all reduced their rate of decline in H2. Hungary grew strongly throughout the year.

Fixed service revenue declined 0.7%*, but also showed an improving trend in H2 (Q3 +2.3%*, Q4 +1.6%*). Growth in Spain, Italy and Portugal was offset by continued declines in Germany and the UK. KDG continued to grow strongly with service revenue up 7.1%(3) on a local GAAP basis in Q4. Broadband net additions for the year, including KDG, were 0.9 million, taking the European base to 11.3 million.

Organic EBITDA fell 12.3%* to £7.9 billion, and the EBITDA margin was flat at 28.2%, or a decline of 2.4* percentage points on an organic basis. This reflects the decline in revenue and the growth in operating expenses as a result of Project Spring, partially offset by operating efficiencies. The trend in H2 was better, with organic EBITDA down 7.6% and the margin down 1.8* percentage points.

AMAP

Organic service revenue in AMAP was up 5.8%* year-on-year (or 7.1%* excluding the impact of MTR cuts), with continued good growth in most major markets. India, Turkey and Egypt achieved service revenue growth of 12.6%*, 9.4%* and 2.8%* respectively. Performance at Vodacom (-1.0%*) was affected by price competition and a significant MTR cut in South Africa, but the trend improved in Q4 (-0.2%*).

The region continues to benefit from strong customer growth, increased usage of voice and data services, and effective marketing and distribution. During the year the mobile customer base grew 6.6% to 323.7 million, driven by strong momentum in India. Voice and data usage were up 8% and 106% respectively, and there are now 115.5 million data users in the region.

Organic EBITDA rose 5.8%* and the EBITDA margin was 30.4%. The EBITDA margin fell 0.4* percentage points on an organic basis, as increased operating costs from Project Spring and inflationary pressures in some markets offset the scale benefits of revenue growth.

Strategic progress

Project Spring

First communicated in detail in November 2013, Project Spring is our two-year, £19 billion investment programme designed to place Vodafone at the forefront of the growth in mobile data and the increasing trend towards the convergence of fixed and mobile services. The key elements of the Spring infrastructure build are:

•                  Building 4G to 90% of the population in our European markets and 3G to up to 95% of targeted areas of India;

•                 Modernising our mobile network, with high speed backhaul giving us the capacity to provide a consistently good network experience to our customers;

•                  Making calls more reliable — still the number one priority for most customers;

•                  Upgrading our retail presence, to offer customers modern shops focused on service as well as sales;

•                  Increasing our next-generation fixed line infrastructure in Spain, Italy and Portugal; and

•                  Enhancing our suite of Enterprise products and services, and taking them into new geographical areas.

We have made significant progress on all of these elements during the year, and are on track to hit our key March 2016 targets. Highlights of our progress include:

•                  Extending our European 4G footprint to 72% population coverage, up from 32% in September 2013;

•                  Adding a further 33,000 2G and 42,000 3G sites, to deepen our existing coverage and improve voice reliability;

•                  Reaching 90% of targeted urban areas with 3G in India; and

•                  Covering an additional 3.9 million homes across Europe with our own fibre.

These investments have already seen the customer experience improve significantly, with 88% of customers’ data sessions in Europe now at 3 Mbps or better (the level required to watch uninterrupted high-definition video), and dropped call rates in Europe falling by 34%.

Data

We have witnessed exceptional demand for data this year, whether 4G in Europe or 3G in emerging markets, with data growth totalling 80% for the full year, and accelerating every quarter in Europe. As video and music services proliferate, and data coverage widens and becomes more consistent, customers are increasingly using their smartphones and tablets for entertainment, work and social interaction.

We now provide 4G services in 18 countries, with a further four countries launched during the year. Our 4G customer base has quadrupled to 20.2 million. While progress has been rapid, still only 13% of our European customer base is on 4G, providing us with a very substantial opportunity for future growth.

With quicker network response times, better in-building penetration and higher peak speeds, 4G is stimulating significant growth in data, with usage typically doubling when customers migrate from 3G to 4G. In addition, our successful commercial approach of bundling content packages with 4G in a number of European markets is boosting data consumption further, and enabling us to introduce larger data bundles to customers. Our ability to translate this strong data demand into revenue growth will be a key driver of our financial performance in the years ahead.

In emerging markets, the data story is equally positive. In India, for example, we already have 19 million 3G customers (up from 7 million a year ago), smartphone penetration in urban areas is already 44%, and 3G data usage per customer is at similar levels to Europe. For many, their first experience of the internet will be on mobile, given the lack of fixed line infrastructure. Our rapid roll-out of 3G networks this year is generating a rapid payback, with 3G browsing revenues growing at 140% during the year.

Unified communications

We are well on the way to becoming a full service, integrated operator in our main markets. Through organic investment and acquisition, we now cover 28 million households (and thousands of businesses) across Europe with our own fibre or cable infrastructure. In addition, we can reach a further 21 million households by accessing the incumbent operators’ networks. In the 2015 financial year, 25% of our service revenue in Europe came from fixed line, compared to just 10% five years ago. We now have 11.3 million broadband customers and 9.1 million TV customers in Europe.

During the year we completed the acquisition of Ono, Spain’s number one cable operator covering 7 million homes. We made strong progress on the integration of both Ono and KDG in Germany, combining our fixed and mobile networks and beginning to migrate Vodafone broadband customers to our new infrastructure.

We are also demonstrating strong commercial momentum. We increased our European broadband customer base by over 850,000 (excluding acquisitions) during the year, with revenue trends improving through the year. In the coming weeks, we will launch our consumer broadband proposition in the UK, with TV to follow later in 2015, and as a result will be offering integrated fixed and mobile services in all of our major European markets.

Enterprise

Services to business comprise around 27% of our Group service revenue, and 32% in Europe. Vodafone has a strong position in mobile enterprise, leveraging our trusted brand and network reliability. We are increasingly using this strong platform to win more international business and move more deeply into fixed line, which is a rapidly growing trend within Enterprise as well. Half of all new proposal requests in Vodafone Global Enterprise (‘VGE’) ask for converged solutions, and fixed is now 25% of Enterprise service revenue. At the same time, through Project Spring, we are investing in strategic growth areas such as Cloud & Hosting and M2M, which promise to be significant growth drivers in the future.

VGE, which provides services to our biggest international customers, achieved revenue growth of 1.8%*, as multi-national corporations continued their trend of seeking a single provider of services across borders. In M2M, we increased the number of connections to 21.5 million from 16.1 million last year, and acquired Cobra Automotive, a provider of value-added security and telematics services to the automotive industry. M2M revenue grew 24.7%*.

Unified communications continues to be a rapidly growing trend within Enterprise. Vodafone One Net, our cloud-based integrated fixed/mobile service, now has 3.9 million users across 11 markets — up 13% year-on-year.

Prospects for the 2016 financial year(4)

The coming year will be another very important one for execution, as we complete the Project Spring build programme and continue the integration of KDG and Ono. At the same time, we will take further measures to stabilise ARPU as usage continues to grow strongly.

Our priority is to ensure that we give customers — whether individuals or businesses, mobile or fixed — the best possible service. This is not just about providing the best coverage and connectivity, but also about making everything about being a Vodafone customer easier, clearer and more reliable. Signing a contract, adding more services, understanding or challenging a bill, seeking help and advice online, over the phone or in one of our shops: we aim to improve every aspect of the customer relationship with Vodafone.

By the end of the coming financial year we expect that the clear improvements in network performance delivered by Project Spring, combined with a more consistent customer service experience, will begin to be reflected in stronger customer satisfaction. This in turn should reduce churn and, combined with continued strong growth in data usage, stabilise average revenue per user (‘ARPU’). Although cash flow will continue to be depressed in the coming year given the high levels of investment, our intention to continue to grow dividends per share annually demonstrates our confidence in strong future cash flow generation.

We expect EBITDA to be in the range of £11.5 billion to £12.0 billion for the 2016 financial year, and free cash flow to be positive, after all capex, before M&A, spectrum and restructuring costs.

Notes:

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 28 for “Use of non-GAAP financial information”.

(1)         Adjusted earnings per share from continuing operations excludes the results and related tax charge of the Group’s former investment in Verizon Wireless in the prior year and the recognition of deferred tax assets in both years.

(2)         Free cash flow for the year ended 31 March 2015 excludes £336 million of restructuring costs (2014: £210 million), a £365 million UK pensions contribution payment, £359 million of Verizon Wireless tax distributions received after the completion of the disposal, £328 million of interest paid on the settlement of the Piramal option, £116 million of KDG incentive scheme payments in respect of liabilities assumed on acquisition and a £100 million (2014: £100 million) payment in respect of the Group’s historical UK tax settlement.

(3)         Revenue growth for KDG is reported using local GAAP, not Vodafone IFRS accounting policies, and is therefore not directly comparable to Vodafone’s revenue growth.

(4)         See “Guidance” on page 8.

GROUP FINANCIAL HIGHLIGHTS

						Change
		2015		2014		Reported		Organic*
	Page	£m		£m		%		%
Statutory basis(1)

Group revenue	23, 29	42,227		38,346		10.1		(0.8)

Operating profit/(loss)	23	1,967		(3,913)		(150.3)

Profit/(loss) before taxation	23	1,095		(5,270)		(120.8)

Profit for the financial year from continuing operations(2)	23	5,860		11,312		(48.2)

Basic earnings per share(2)	23	21.75	p	223.84	p	(90.3)

Net cash flow from operating activities	26	9,715		6,227		56.0

Adjusted statutory basis(3)

Group service revenue	9	38,497		35,190		9.4		(1.6)

EBITDA	9	11,915		11,084		7.5		(6.9)

EBITDA margin	9, 29	28.2%		28.9%		(0.7	)pp	(1.8	)pp

Adjusted operating profit	9, 29	3,507		4,310		(18.6)		(24.1)

Adjusted profit before tax	11	2,217		3,180		(30.3)

Adjusted effective tax rate(4)	11	29.4%		32.9%

Adjusted profit attributable to owners of the parent	12	1,471		2,035		(27.7)

Adjusted earnings per share from continuing operations(5)	12	5.55	p	7.69	p	(27.8)

Capital expenditure	19, 29	9,197		6,313		45.7

Free cash flow(6)	19	1,088		4,393		(75.2)

Net debt	19, 20	(22,271)		(13,700)		62.6

Notes:

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 28 for “Use of non-GAAP financial information”.

(1)         Statutory basis prepared in accordance with IFRS accounting principles, including the results of the Group’s joint ventures using the equity accounting basis and the profit contribution from Verizon Wireless to 2 September 2013 and gain on disposal as discontinued operations.

(2)         Year ended 31 March 2015 includes the recognition of £5,468 million of deferred tax assets in respect of tax losses in Luxembourg. Year ended 31 March 2014 included the recognition of a deferred tax asset in respect of tax losses in Germany (£1,916 million) and Luxembourg (£17,402 million) and the tax liability related to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in Verizon Wireless (£2,210 million). Basic earnings per share for the year ended 31 March 2014 also includes the gain on disposal, results and related tax charge of the Group’s former investment in Verizon Wireless.

(3)         See page 28 for “Use of non-GAAP financial information” and page 35 for “Definitions of terms”.

(4)         The adjusted effective tax rate for the year ended 31 March 2014 has been restated to exclude results and related tax expense of Verizon Wireless and to show the adjusted tax rate as calculated on the same basis as the current year.

(5)         Adjusted earnings per share from continuing operations excludes the gain on disposal, results and related tax charge of the Group’s former investment in Verizon Wireless in the prior year and the recognition of deferred tax assets in both years.

(6)         Free cash flow for the year ended 31 March 2015 excludes £336 million of restructuring costs (2014: £210 million), a £365 million UK pensions contribution payment, £359 million of Verizon Wireless tax distributions received after the completion of the disposal, £328 million of interest paid on the settlement of the Piramal option, £116 million of KDG incentive scheme payments in respect of liabilities assumed on acquisition and a £100 million (2014: £100 million) payment in respect of the Group’s historical UK tax settlement.

GUIDANCE

Please see page 28 for “Non-GAAP financial information”, page 35 for “Definitions of terms” and page 36 for “Forward-looking statements”.

Performance against 2015 financial year guidance

Based on guidance foreign exchange rates, EBITDA for the 2015 financial year was £11.7 billion, in line with the £11.6 billion to £11.9 billion range set in November 2014. On the same basis our free cash flow was £1.3 billion, in line with our positive free cash flow guidance.

2016 financial year guidance

	EBITDA £bn	Free cash flow £bn
2016 financial year guidance	11.5 – 12.0	Positive

We expect EBITDA to be in the range of £11.5 billion to £12.0 billion. We expect free cash flow to be positive after all capex, before the impact of M&A, spectrum purchases and restructuring costs. Total capex is expected to be around £8.5 billion to £9.0 billion (including Ono). In the following year, we anticipate capital intensity normalising to a level of 13-14% of annual revenue.

Dividend policy

The Board intends to grow dividends per share annually.

Assumptions

We have based guidance for the 2016 financial year on our current assessment of the global macroeconomic outlook and assume foreign exchange rates of £1:€ 1.37, £1:INR 95.2 and £1:ZAR 18.1. It excludes the impact of licences and spectrum purchases, material one-off tax-related payments, restructuring costs and any fundamental structural change to the Eurozone. It also assumes no material change to the current structure of the Group.

Actual foreign exchange rates may vary from the foreign exchange rate assumptions used. A 1% change in the euro to sterling exchange rate would impact EBITDA by £60 million and free cash flow by £10 million. A 1% change in the Indian rupee to sterling exchange rate would impact EBITDA by £10 million and would have no impact on free cash flow. A 1% change in the South African rand to sterling exchange rate would impact EBITDA by £15 million and free cash flow by £5 million.

FINANCIAL RESULTS

Group(1)

							Change
	Europe	AMAP	Other(2)	Eliminations	2015	2014	Reported	Organic*
	£m	£m	£m	£m	£m	£m	%	%
Mobile in-bundle revenue	12,120	3,620	262	—	16,002	14,159
Mobile out-of-bundle revenue	4,839	5,752	8	—	10,599	11,051
Mobile incoming revenue	1,388	1,364	(1)	—	2,751	2,861
Fixed line revenue	6,546	859	205	(41)	7,569	5,597
Other service revenue	1,079	440	95	(38)	1,576	1,522
Service revenue(3)	25,972	12,035	569	(79)	38,497	35,190	9.4	(1.6)
Other revenue	2,099	1,447	185	(1)	3,730	3,156
Revenue	28,071	13,482	754	(80)	42,227	38,346	10.1	(0.8)
Direct costs	(6,476)	(3,630)	(412)	67	(10,451)	(9,333)
Customer costs	(6,604)	(2,191)	32	2	(8,761)	(8,235)
Operating expenses	(7,067)	(3,564)	(480)	11	(11,100)	(9,694)
EBITDA	7,924	4,097	(106)	—	11,915	11,084	7.5	(6.9)
Depreciation and amortisation:
Acquired intangibles	(135)	(318)	—	—	(453)	(406)
Purchased licences	(1,060)	(238)	—	—	(1,298)	(1,259)
Other	(4,966)	(1,666)	38	—	(6,594)	(5,433)
Share of result in associates and joint ventures	—	(62)	(1)	—	(63)	324
Adjusted operating profit	1,763	1,813	(69)	—	3,507	4,310	(18.6)	(24.1)
Impairment loss					—	(6,600)
Restructuring costs					(157)	(355)
Amortisation of acquired customer base and brand intangible assets					(1,269)	(551)
Other income and expense					(114)	(717)
Operating profit/(loss)					1,967	(3,913)
Non-operating income and expense					(19)	(149)
Net financing costs					(853)	(1,208)
Income tax, excluding the recognition of additional deferred tax					(703)	(2,736)
Recognition of additional deferred tax(4)					5,468	19,318
Profit for the financial year from continuing operations					5,860	11,312
Profit for the financial year from discontinued operations					57	48,108
Profit for the financial year					5,917	59,420

Notes:
*

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 28 for “Use of non-GAAP financial information”.

(1)	Current year results reflect average foreign exchange rates of £1:€1.28, £1:INR 98.51 and £1:ZAR 17.82.
(2)	The “Other” segment primarily represents the results of partner markets and the net result of unallocated central Group costs.
(3)	The analysis of mobile and fixed line service revenue for the year ended 31 March 2014 has been restated following the integration of CWW into the UK business.
(4)	Refer to page 11 for further details.

Revenue

Group revenue increased by 10.1% to £42.2 billion and service revenue increased 9.4% to £38.5 billion. Reported growth rates reflect the acquisitions of KDG in October 2013 and of Ono in July 2014, as well as the consolidation of Italy after we increased our ownership to 100% in February 2014.

In Europe, organic service revenue declined by 4.7%* as growing demand for 4G and data services continues to be offset by challenging competitive and macroeconomic pressures and the impact of MTR cuts.

In AMAP, organic service revenue increased by 5.8%* driven by continued growth in India, Turkey, Ghana, Qatar and Egypt, partially offset by declines in Vodacom and New Zealand.

EBITDA and operating profit

Group EBITDA increased 7.5% to £11.9 billion primarily reflecting the acquisitions of KDG and Ono. On an organic basis, EBITDA fell 6.9%* and the Group’s EBITDA margin fell 0.7 percentage points to 28.2% (or 1.8* percentage points on an organic basis), reflecting ongoing revenue declines in Europe and the growth in operating expenses as a result of the Project Spring programme, offset by operating efficiencies.

Operating profit increased to £2.0 billion from a £3.9 billion operating loss in the prior year primarily as a result of the £6.6 billion impairment charge in the year ended 31 March 2014.

Discontinued operations

On 2 September 2013 the Group announced it had reached an agreement with Verizon Communications Inc. to dispose of its US group whose principal asset was its 45% interest in Verizon Wireless. The Group ceased recognising its share of results in Verizon Wireless on 2 September 2013, and classified its investment as a held for sale asset and the results as a discontinued operation. The transaction completed on 21 February 2014.

Net financing costs

	2015	2014
	£m	£m
Investment income	883	346
Financing costs	(1,736)	(1,554)
Net financing costs	(853)	(1,208)

Analysed as:
Net financing costs before interest on settlement of tax issues	(1,160)	(1,273)
Interest expense arising on settlement of outstanding tax issues	4	15
Income from investments	—	10
	(1,156)	(1,248)
Mark to market (losses)/gains	(134)	118
Loss on US bond redemption	—	(99)
Foreign exchange(1)	437	21
	(853)	(1,208)

Note:
(1)	Comprises foreign exchange rate differences reflected in the income statement in relation to certain intercompany balances.

Net financing costs includes £437 million of foreign exchange gains (2014: £21 million gain), £134 million of mark to market losses (2014: £118 million gain) and in the prior year, a £99 million loss on US bond redemption. Excluding these items, net financing costs decreased by 7.4% primarily due to the impact of lower average net debt levels following the disposal of the Group’s investment in Verizon Wireless and the acquisition of Ono.

Taxation

	2015	2014
	£m	£m
Income tax expense:
- Continuing operations before recognition of deferred tax	703	2,736
- Recognition of additional deferred tax - continuing operations	(5,468)	(19,318)
Total tax credit - continuing items	(4,765)	(16,582)
Tax on adjustments to derive adjusted profit before tax	305	290
Recognition of deferred tax asset for losses in Germany and Luxembourg	3,341	19,318
Deferred tax recognised on additional losses in Luxembourg	2,127	—
Tax liability on US rationalisation and reorganisation	—	(2,210)
Deferred tax on use of Luxembourg losses in the year	(439)	113
Adjusted income tax expense	569	929
Share of associates’ and joint ventures’ tax	117	173
Adjusted income tax expense for calculating adjusted tax rate	686	1,102

Profit/(loss) before tax:
Total profit/(loss) before tax - continuing operations	1,095	(5,270)
Adjustments to derive adjusted profit before tax(1)	1,122	8,450
Adjusted profit before tax	2,217	3,180
Share of associates’ and joint ventures’ tax and non-controlling interest	117	173
Adjusted profit before tax for calculating adjusted effective tax rate	2,334	3,353
Adjusted effective tax rate	29.4%	32.9%

Note:
(1)	See “Earnings per share” on page 12.

The adjusted effective tax rate for the year ended 31 March 2015 was 29.4%. The rate is in line with our expectation of a high twenties tax rate. The adjusted effective tax rate includes a £185 million impact from foreign exchange losses for which we are unable to take a tax deduction. Excluding this impact the adjusted effective tax rate would be 27.2%. The adjusted effective tax rate is expected to remain in the high twenties over the medium term.

This tax rate does not include the impact of the recognition of an additional £3,341 million deferred tax asset in respect of the Group’s historical tax losses in Luxembourg. The losses have been recognised as a consequence of the financing arrangements for the acquisition of Ono. The rate also excludes the deferred tax impact of the use of Luxembourg losses in the year (£439 million) and an additional asset in the year of £2,127 million arising from the revaluation of investments based upon the local GAAP financial statements.

The adjusted effective tax rate for the year ended 31 March 2014 has been restated to exclude the results and related tax expense of Verizon Wireless and to show the adjusted tax rate as calculated on the same basis as the current year. The rate excludes the recognition of an additional deferred tax asset in respect of the Group’s historical tax losses in Germany of £1,916 million and Luxembourg of £17,402 million, the US tax liability of £2,210 million relating to the rationalisation and reorganisation of our non-US assets prior to the disposal of our interest in Verizon Wireless and excludes the deferred tax impact of the use of Luxembourg losses in the year (£113 million).

Earnings per share

Adjusted earnings per share from continuing operations, which excludes the results and related tax charge of the Group’s former investment in Verizon Wireless in the prior year and the recognition of deferred tax assets in both years, was 5.55 pence, a decrease of 27.8% year-on-year, reflecting the Group’s lower adjusted operating profit.

Basic earnings per share decreased to 21.75 pence (2014: 223.84 pence) due to the prior year impact of the disposal of the Group’s investment in Verizon Wireless and the recognition of a higher deferred tax assets in the prior year compared to the current year, as described above.

	2015	2014
	£m	£m

Profit attributable to owners of the parent	5,761	59,254

Adjustments:
Impairment loss	—	6,600
Amortisation of acquired customer base and brand intangible assets	1,269	551
Restructuring costs	157	355
Other income and expense	114	717
Non-operating income and expense	19	149
Investment income and financing costs	(437)	78
	1,122	8,450

Taxation(1)	(5,334)	(17,511)
Discontinued operations(2)	(57)	(48,108)
Non-controlling interests	(21)	(50)
Adjusted profit attributable to owners of the parent	1,471	2,035

	Million	Million
Weighted average number of shares outstanding — basic	26,489	26,472
Weighted average number of shares outstanding — diluted	26,629	26,682

Earnings per share

	Pence		Pence
Basic earnings per share	21.75	p	223.84	p
Adjusted earnings per share from continuing operations	5.55	p	7.69	p

Notes:
(1)

Year ended 31 March 2015 includes the recognition of £5,468 million of deferred tax assets in respect of tax losses in Luxembourg. Year ended 31 March 2014 included the recognition of a deferred tax asset in respect of tax losses in Germany (£1,916 million) and Luxembourg (£17,402 million) and the estimated tax liability related to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in Verizon Wireless (£2,210 million).

(2)

Discontinued operations represent the gain on disposal, results, related tax charge and dividends received subsequent to the disposal of our US group whose principal asset was its 45% interest in Verizon Wireless, the disposal of which was announced on 2 September 2013 and completed on 21 February 2014.

Europe

	Germany	Italy	UK	Spain	Other Europe	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic
31 March 2015
Mobile in-bundle revenue	3,376	1,960	2,570	1,763	2,451	—	12,120
Mobile out-of-bundle revenue	877	997	1,244	506	1,215	—	4,839
Mobile incoming revenue	248	284	357	111	397	(9)	1,388
Fixed line revenue	2,990	694	1,637	851	415	(41)	6,546
Other service revenue	338	181	301	140	186	(67)	1,079
Service revenue	7,829	4,116	6,109	3,371	4,664	(117)	25,972	15.0	(4.7)
Other revenue	638	525	305	293	343	(5)	2,099
Revenue	8,467	4,641	6,414	3,664	5,007	(122)	28,071	15.9	(4.2)
Direct costs	(2,007)	(1,016)	(1,617)	(853)	(1,100)	117	(6,476)
Customer costs	(1,879)	(979)	(1,644)	(1,092)	(1,015)	5	(6,604)
Operating expenses	(1,911)	(1,109)	(1,793)	(936)	(1,318)	—	(7,067)
EBITDA	2,670	1,537	1,360	783	1,574	—	7,924	16.2	(12.3)
Depreciation and amortisation:
Acquired intangibles	—	(131)	—	—	(4)	—	(135)
Purchased licences	(472)	(6)	(374)	(18)	(190)	—	(1,060)
Other	(1,659)	(753)	(940)	(762)	(852)	—	(4,966)
Share of result in associates and joint ventures	2	—	(5)	—	3	—	—
Adjusted operating profit	541	647	41	3	531	—	1,763	(24.4)	(40.2)

EBITDA margin	31.5%	33.1%	21.2%	21.4%	31.4%		28.2%

31 March 2014
Mobile in-bundle revenue	3,644	210	2,478	1,908	2,519	—	10,759
Mobile out-of-bundle revenue	1,091	129	1,295	679	1,565	—	4,759
Mobile incoming revenue	296	33	380	141	471	—	1,321
Fixed line revenue	2,359	70	1,649	325	337	(1)	4,739
Other service revenue	349	23	293	177	211	(39)	1,014
Service revenue	7,739	465	6,095	3,230	5,103	(40)	22,592
Other revenue	533	57	332	288	423	(3)	1,630
Revenue	8,272	522	6,427	3,518	5,526	(43)	24,222
Direct costs	(1,823)	(104)	(1,688)	(715)	(1,167)	40	(5,457)
Customer costs	(1,961)	(128)	(1,642)	(1,197)	(1,192)	3	(6,117)
Operating expenses	(1,790)	(108)	(1,679)	(819)	(1,431)	—	(5,827)
EBITDA	2,698	182	1,418	787	1,736	—	6,821
Depreciation and amortisation:
Acquired intangibles	—	(14)	—	—	(6)	—	(20)
Purchased licences	(507)	—	(357)	(11)	(191)	—	(1,066)
Other	(1,274)	(97)	(859)	(595)	(865)	—	(3,690)
Share of result in associates and joint ventures	1	300	(15)	—	2	—	288
Adjusted operating profit	918	371	187	181	676	—	2,333

EBITDA margin	32.6%	34.9%	22.1%	22.4%	31.4%		28.2%

Change at constant exchange rates	%	%	%	%	%
Mobile in-bundle revenue	(0.5)	968.5	3.7	(0.8)	5.0
Mobile out-of-bundle revenue	(13.8)	783.1	(4.0)	(20.1)	(16.2)
Mobile incoming revenue	(10.2)	880.6	(6.1)	(16.3)	(8.6)
Fixed line revenue	36.6	1,026.5	(0.7)	181.2	32.3
Other service revenue	4.3	799.8	2.3	(15.1)	(3.9)
Service revenue	8.7	911.3	0.2	12.0	(1.3)
Other revenue	28.5	949.2	(7.7)	8.9	(13.5)
Revenue	10.0	915.4	(0.2)	11.7	(2.3)
Direct costs	(18.4)	(1,006.5)	4.2	(27.9)	(1.8)
Customer costs	(3.0)	(772.9)	(0.1)	2.1	8.2
Operating expenses	(14.9)	(1,076.2)	(6.7)	(22.6)	0.5
EBITDA	6.3	868.0	(4.1)	6.8	(2.3)
Depreciation and amortisation:
Acquired intangibles	—	(956.2)	—	—	13.0
Purchased licences	—	—	(5.0)	(1.7)	(6.5)
Other	(40.6)	(791.9)	(9.4)	(39.3)	(6.7)
Share of result in associates and joint ventures	167.7	(100.0)	69.1	—	(6.7)
Adjusted operating profit	(37.2)	84.0	(78.0)	(98.1)	(16.1)

EBITDA margin movement (pps)	(1.1)	(1.6)	(0.9)	(1.0)	(0.1)

Revenue increased 15.9%. M&A activity, including KDG, Ono and the consolidation of Vodafone Italy, contributed a 26.6 percentage point positive impact, while foreign exchange movements contributed a 6.5 percentage point negative impact. On an organic basis, service revenue declined 4.7%*, driven primarily by price competition and the impact of MTR cuts.

EBITDA increased 16.2%, including a 35.5 percentage point positive impact from M&A activity and a 7.0 percentage point negative impact from foreign exchange movements. On an organic basis EBITDA declined 12.3%*, reflecting the weak organic revenue trend.

	Organic*	Other	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Europe revenue	(4.2)	26.6	(6.5)	15.9

Service revenue
Germany	(3.2)	11.9	(7.5)	1.2
Italy	(9.7)	921.0	(126.1)	785.2
UK	(1.2)	1.4	—	0.2
Spain	(10.5)	22.5	(7.6)	4.4
Other Europe	(2.1)	0.8	(7.3)	(8.6)
Europe service revenue	(4.7)	26.1	(6.4)	15.0

EBITDA
Germany	(10.9)	17.2	(7.3)	(1.0)
Italy	(15.2)	883.2	(123.5)	744.5
UK	(12.5)	8.4	—	(4.1)
Spain	(29.5)	36.3	(7.3)	(0.5)
Other Europe	(2.8)	0.5	(7.0)	(9.3)
Europe EBITDA	(12.3)	35.5	(7.0)	16.2

Europe adjusted operating profit	(40.2)	20.4	(4.6)	(24.4)

Note:

*             All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 28 for “Use of non-GAAP financial information”.

Germany

Service revenue decreased 3.2%* excluding KDG. Q4 service revenue was down 3.1%* and KDG service revenue grew 7.1%(1) in Q4 on a local GAAP basis.

Mobile service revenue fell 3.5%*, mainly as a result of price reductions in the prior year continuing to penetrate the consumer customer base. The contract customer base grew, supported by a stronger commercial performance as we look to increase our focus on direct, branded channels, falling churn and the ongoing substantial investment in network infrastructure. We increased our 4G coverage to 77% of the population and significantly improved voice coverage and reliability, as evidenced in independent tests. At the end of the period we had 5.0 million 4G customers.

Fixed service revenue excluding KDG fell 2.1%*, reflecting ongoing declines in our Vodafone DSL customer base, in part from migrations to KDG cable infrastructure. The rate of decline eased during the year (H1 -2.9%*; H2 -1.2%*), with an improving rate of gross customer additions and increasing demand for high speed broadband (‘VDSL’), as well as stronger growth in carrier services. KDG maintained its strong rate of growth, contributing £1,492 million to service revenue and £676 million to EBITDA, and adding 0.4 million broadband customers (excluding migrations from Vodafone DSL) during the year. The integration of KDG has continued, including the launch of a combined fixed/mobile proposition in H2.

EBITDA declined 10.9%*, with a 3.1* percentage point decline in EBITDA margin, driven by lower service revenue and a higher level of customer investment year-on-year, partially compensated by a year-on-year reduction in operating expenses.

Italy

Service revenue declined 9.7%*. Trends in both mobile and fixed line improved in H2, and Q4 service revenue declined 3.7%*.

Mobile service revenue fell 12.1%* as a result of a decline in the prepaid customer base and lower ARPU following last year’s price cuts. We took a number of measures to stabilise ARPU during the year, and in Q4, consumer prepaid ARPU was up 6% year-on-year. We also began to take a more active stance on stabilising the customer base in the second half of the year, in what remains a very competitive market. Enterprise performed strongly, returning to growth in H2. We now have 4G coverage of 84%, and 2.8 million 4G customers at March 2015.

Fixed service revenue was up 4.5%*. Broadband revenue continued to grow and we added 134,000 broadband customers over the year, but overall growth was partially offset by an ongoing decline in fixed voice usage. We accelerated our fibre roll-out plans in H2, and by March 2015 we had installed more than 5,000 cabinets.

EBITDA declined 15.2%*, with a 2.6* percentage point decline in EBITDA margin. The decline in service revenue was partially offset by continued strong cost control, with operating expenses down 3.1%* and customer investment down 3.0%*.

UK

Service revenue fell 1.2%* as a good performance in consumer mobile was offset by a decline in fixed line. The UK returned to service revenue growth in H2. Q4 service revenue was up 0.6%*.

Mobile service revenue grew 0.5%*. Consumer contract service revenue grew strongly, supported by customer growth and a successful commercial strategy bundling content with 4G. Enterprise mobile revenue returned to growth in H2, as a result of growing data demand. During the year we acquired 139 stores from the administrator of Phones 4U, taking our total portfolio to over 500 and accelerating our direct distribution strategy. 4G coverage reached 63% at March 2015 (or 71% based on the OFCOM definition), and we had 3.0 million 4G customers at the year end.

Fixed service revenue declined 5.8%*, excluding the one-off benefit of a settlement with another network operator in Q4. Underlying performance improved from -10.4%* in H1 to -1.3%* in H2, driven by a strong pick-up in carrier services revenue and improving enterprise pipeline conversion. We plan to launch our consumer fibre broadband proposition in the coming weeks.

EBITDA declined 12.5%*, with a 2.5* percentage point decline in EBITDA margin due mainly to a reclassification of some central costs to the UK business. Reported EBITDA benefited from one-off settlements with two network operators.

Spain

Service revenue declined 10.5%* excluding Ono, as growth in fixed line continued to be offset by price pressure in mobile and converged services. Q4 service revenue growth was -7.8%*. Ono Q4 local currency revenue growth was -1.9% excluding wholesale.

Mobile service revenue fell 12.7%*, although there was some improvement in H2 with the contract customer base stabilising year-on-year. However, ARPU continued to be under pressure throughout the year as a result of aggressive convergence offers. During H2, we saw an increase in the take-up of handset financing arrangements as a result of a change in the commercial model. We reduced handset subsidies in Q4 and introduced bigger data allowances at slightly higher price points. Our 4G network roll-out has now reached 75% population coverage, and we had 2.9 million 4G customers at March 2015. We continue to lead the market in net promoter scores (‘NPS’) in both consumer and enterprise.

Fixed service revenue rose 8.7%* excluding Ono, supported by consistently strong broadband net additions. Since its acquisition in July 2014, Ono contributed £698 million to service revenue and £267 million to EBITDA. Including our joint fibre network build with Orange, we now reach 8.5 million premises with fibre. We have made good progress with the integration of Ono, and launched in April 2015 a fully converged service, “Vodafone One”, a new ultra high-speed fixed broadband service with Ono Fibre, home landline, 4G mobile telephony and Vodafone TV.

EBITDA declined 29.5%* year-on-year, with a 5.0* percentage point decline in EBITDA margin. The margin was impacted by falling mobile service revenue and growth in lower margin fixed line revenue, partially offset by lower direct costs and operating expenses, and the change in the commercial model described above.

Other Europe

Service revenue declined 2.1%* due to price competition, the generally weak macroeconomic environment and MTR cuts. Again, we saw a recovery in H2, with Q3 service revenue -1.0%* and Q4 service revenue -0.8%*. Hungary grew by 8.6%* for the full year, the Netherlands and Czech Republic returned to growth in H2, and Greece and Ireland showed a clear improvement in trends over the year.

In the Netherlands, we have nationwide 4G coverage, and the return to growth has been driven by continued contract customer growth, stabilising ARPU and growth in fixed revenue. In Portugal, we continue to see a decline in mobile service revenue driven by convergence pricing pressure reflecting a prolonged period of intense competition, partially offset by strong fixed revenue growth. We now reach 1.6 million homes with fibre, including our network sharing deal with Portugal Telecom. In Ireland, 4G coverage has reached 87%, and we have begun trials on our FTTH roll-out, with a commercial launch planned for later in 2015. In Greece, the steady recovery in revenue trends through the year stalled in Q4 as a result of the worsening macroeconomic conditions. The integration of Hellas Online is continuing in line with expectations.

EBITDA declined 2.8%*, with a 0.1* percentage point increase in EBITDA margin, as the impact of lower service revenue was largely offset by strong cost control.

Note:

(1)         Revenue growth for KDG is reported using local GAAP, not Vodafone IFRS accounting policies, and is therefore not directly comparable to Vodafone’s revenue growth.

Africa, Middle East and Asia Pacific

	India	Vodacom	Other AMAP	Eliminations	AMAP	% change
	£m	£m	£m	£m	£m	£	Organic
31 March 2015
Mobile in-bundle revenue	842	1,106	1,672	—	3,620
Mobile out-of-bundle revenue	2,566	1,891	1,295	—	5,752
Incoming revenue	593	203	568	—	1,364
Fixed line revenue	182	76	601	—	859
Other service revenue	123	213	115	(11)	440
Service revenue	4,306	3,489	4,251	(11)	12,035	(0.8)	5.8
Other revenue	18	852	577	—	1,447
Revenue	4,324	4,341	4,828	(11)	13,482	0.1	7.0
Direct costs	(1,358)	(614)	(1,669)	11	(3,630)
Customer costs	(191)	(1,262)	(738)	—	(2,191)
Operating expenses	(1,494)	(938)	(1,132)	—	(3,564)
EBITDA	1,281	1,527	1,289	—	4,097	(1.2)	5.8
Depreciation and amortisation:
Acquired intangibles	(210)	(71)	(37)	—	(318)
Purchased licences	(114)	(3)	(121)	—	(238)
Other	(519)	(413)	(734)	—	(1,666)
Share of result in associates and joint ventures	19	(10)	(71)	—	(62)
Adjusted operating profit	457	1,030	326	—	1,813	(6.9)	—

EBITDA margin	29.6%	35.2%	26.7%		30.4%

31 March 2014
Mobile in-bundle revenue	612	1,070	1,466	—	3,148
Mobile out-of-bundle revenue	2,518	2,176	1,587	—	6,281
Incoming revenue	679	331	531	—	1,541
Fixed line revenue	26	1	632	—	659
Other service revenue	92	288	121	—	501
Service revenue	3,927	3,866	4,337	—	12,130
Other revenue	18	852	473	—	1,343
Revenue	3,945	4,718	4,810	—	13,473
Direct costs	(1,231)	(732)	(1,655)	—	(3,618)
Customer costs	(159)	(1,314)	(670)	—	(2,143)
Operating expenses	(1,420)	(956)	(1,191)	—	(3,567)
EBITDA	1,135	1,716	1,294	—	4,145
Depreciation and amortisation:
Acquired intangibles	(264)	(79)	(43)	—	(386)
Purchased licences	(72)	(4)	(121)	—	(197)
Other	(494)	(405)	(749)	—	(1,648)
Share of result in associates and joint ventures	21	—	12	—	33
Adjusted operating profit	326	1,228	393	—	1,947

EBITDA margin	28.8%	36.4%	26.9%		30.8%

Change at constant exchange rates
Mobile in-bundle revenue	40.3	13.4	24.8
Mobile out-of-bundle revenue	4.8	(4.5)	(10.6)
Incoming revenue	(10.2)	(32.7)	19.5
Fixed line revenue	598.3	8,346.5	2.3
Other service revenue	39.3	(20.1)	(1.1)
Service revenue	12.6	(1.0)	7.2
Other revenue	1.5	10.5	32.6
Revenue	12.6	1.1	9.7
Direct costs	(13.2)	8.7	(10.6)
Customer costs	(23.0)	(6.3)	(21.4)
Operating expenses	(7.9)	(7.3)	(4.9)
EBITDA	16.3	(2.1)	6.9
Depreciation and amortisation:
Acquired intangibles	18.1	—	—
Purchased licences	(62.3)	7.2	(3.4)
Other	(8.1)	(11.2)	(6.9)
Share of result in associates and joint ventures	(29.3)	(6,317.4)	(669.9)
Adjusted operating profit	42.3	(7.6)	(13.5)

EBITDA margin movement (pps)	0.9	(1.1)	(0.7)

Revenue grew 0.1% as a result of a 7.4 percentage point adverse impact from foreign exchange movements, particularly with regards to the Indian rupee, South African rand and the Turkish lira. On an organic basis service revenue was up 5.8%* driven by a growth in the customer base, increased voice usage, strong demand for data and continued good commercial execution. Overall growth was offset by MTR cuts, particularly in South Africa. Excluding MTRs, organic growth was 7.1%.

EBITDA declined 1.2%, including a 7.1 percentage point adverse impact from foreign exchange movements. On an organic basis, EBITDA grew 5.8%* driven by growth in India, Turkey, Qatar and Egypt, offset by Vodacom and New Zealand.

	Organic* change %	Other activity pps	Foreign exchange pps	Reported change %

AMAP revenue	7.0	0.5	(7.4)	0.1

Service revenue
India	12.6	—	(2.9)	9.7
Vodacom	(1.0)	—	(8.8)	(9.8)
Other AMAP	5.5	1.7	(9.2)	(2.0)
AMAP service revenue	5.8	0.6	(7.2)	(0.8)

EBITDA
India	16.3	—	(3.4)	12.9
Vodacom	(2.1)	—	(8.9)	(11.0)
Other AMAP	6.6	0.3	(7.3)	(0.4)
AMAP EBITDA	5.8	0.1	(7.1)	(1.2)

AMAP adjusted operating profit	—	—	(6.9)	(6.9)

Note:

*

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 28 for “Use of non-GAAP financial information”.

India

Service revenue increased 12.6%*, driven by continued customer base growth, an acceleration in 3G data uptake and stable voice pricing. Q4 service revenue grew 12.1%*.

We added 17.2 million mobile customers during the year, taking the total to 183.8 million. Voice yields were relatively flat after a period of improvement, but we saw a decline in average minutes of use in H2 as competition increased in some circles.

Customer demand for data services has been very strong. Total data usage grew 86% year-on-year, with the active data customer base increasing 23% to 64 million. Within this, the 3G customer base increased to over 19 million, reflecting the significant investment in our 3G network build. During the year we added 12,585 new 3G sites, taking the total to over 35,000 and our coverage of target urban areas to 90%. 3G internet revenue rose 140%.

In March 2015 we successfully bid for spectrum in 12 telecom circles for a total cost of INR 258.1 billion (£2.78 billion). This included spectrum in all six of our 900 MHz circles due for extension in December 2015. We also successfully bid for new 3G spectrum in seven circles, allowing us to address 88% of our revenue base with 3G services.

We have continued to expand our M-Pesa mobile money transfer service, and now have 89,000 agents, with a nationwide presence. At March 2015 we had 3.1 million registered customers and 378,000 active users. Our strategy is to focus on building scale on specific migratory corridors.

EBITDA grew 16.3%*, with a 0.9* percentage point improvement in EBITDA margin as economies of scale from growing service revenue were partly offset by the increase in operating costs related to the Project Spring network build and higher acquisition costs.

Vodacom

Vodacom Group service revenue declined 1.0%*, as the negative impact of MTR cuts and a more competitive environment in South Africa offset growth in Vodacom’s operations outside South Africa. Q4 service revenue was -0.2%*, reflecting some easing of competition in South Africa.

In South Africa, organic service revenue declined -2.7%*. Excluding the impact of MTR cuts, service revenue grew 1.4%*. Strong growth in smartphone penetration and data adoption drove 23.4% growth in local currency data revenue, although this was offset by aggressive voice price competition. We have increased our 3G footprint to 96% population coverage and 4G to 35% coverage as part of the Project Spring programme, with 81% of sites now connected to high capacity backhaul. During the year we began to trial our first fibre to the business services, and fibre to the home. The regulatory authorities continue to review our proposed acquisition of Neotel, a fibre-based fixed line operator.

Service revenue growth in Vodacom’s operations outside South Africa was 4.8%*, driven by customer base growth, data take-up and M-Pesa. Active M-Pesa customers totalled 5.6 million, with M-Pesa now representing 23% of service revenue in Tanzania.

Vodacom Group EBITDA fell 2.1%*, with a 1.1* percentage point decline in EBITDA margin. The significant negative impact of MTR cuts on the EBITDA margin was substantially offset by good cost control.

Other AMAP

Service revenue increased 5.5%*, with growth in Turkey, Egypt, Qatar and Ghana partially offset by a decline in New Zealand.

Service revenue in Turkey was up 9.4%*, reflecting continued strong growth in consumer contract and enterprise revenue, including higher ARPU and data usage, partly offset by a 1.8 percentage point negative impact from voice and SMS MTR cuts. In Egypt, service revenue grew 2.8%* as a result of an increase in data and voice usage and a more stable economic environment. In New Zealand, service revenue was down 2.6%* as a result of aggressive competition, but the contract mobile base grew 4.6% year-on-year and the fixed base benefited from continued uptake of VDSL, TV and unlimited broadband. Service revenue in Ghana grew 18.9%* driven by growth in customers, voice bundles and data. Total revenue growth in Qatar was 16.0%*, but slowed in H2 due to significantly increased price competition.

EBITDA grew 6.6%* with a 0.4* percentage point decline in EBITDA margin.

Associates

Vodafone Hutchison Australia (‘VHA’), in which Vodafone owns a 50% stake, continued its good recovery, returning to local currency service revenue growth in Q4 as a result of improving trends in both customer numbers and ARPU, supported by significant network enhancements.

Safaricom, Vodafone’s 40% associate which is the number one mobile operator in Kenya, saw local currency service revenue growth of 12.9% for the year, with local currency EBITDA up 16.8%. The total value of deposits, customer transfers, withdrawals and other payments handled through the M-Pesa system grew 26% to KES 4,181 billion in the 2015 financial year.

Indus Towers, the Indian towers company in which Vodafone has a 42% interest, achieved local currency revenue growth of 4.3%. Indus owns 116,000 towers, with a tenancy ratio of 2.19x. Our share of Indus Towers’ EBITDA and adjusted operating profit was £285 million and £19 million respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	2015	2014
	£m	£m

EBITDA	11,915	11,084
Working capital	(883)	1,181
Other	88	92
Cash generated by operations (excluding restructuring and other costs)(1)	11,120	12,357
Cash capital expenditure(2)	(8,435)	(5,857)
Capital expenditure	(9,197)	(6,313)
Working capital movement in respect of capital expenditure	762	456
Disposal of property, plant and equipment	178	79
Operating free cash flow(1)	2,863	6,579
Taxation	(758)	(3,449)
Dividends received from associates and investments	224	2,842
Tax distribution from VZW	—	2,763
Other	224	79
Dividends paid to non-controlling shareholders in subsidiaries	(247)	(264)
Interest received and paid	(994)	(1,315)
Free cash flow (1)	1,088	4,393
Licence and spectrum payments	(443)	(862)
Acquisitions and disposals(3)	(7,040)	27,372
Equity dividends paid	(2,927)	(5,076)
Special dividend	—	(14,291)
Purchase of treasury shares	—	(1,033)
Foreign exchange	895	2,423
Income dividend from VZW	—	2,065
Other(4)	(144)	(3,337)
Net debt (increase)/decrease	(8,571)	11,654
Opening net debt	(13,700)	(25,354)
Closing net debt	(22,271)	(13,700)

Notes:

(1)

Cash generated by operations, operating free cash flow and free cash flow have been redefined to exclude restructuring costs for the year ended 31 March 2015 of £336 million (2014: £210 million). Cash generated by operations for the year ended 31 March 2015 also excludes £387 million of other movements including a £365 million UK pensions contribution payment and £116 million of KDG incentive scheme payments in respect of liabilities assumed on acquisition. See also note 4 below.

(2)	Cash capital expenditure comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the year.
(3)

Acquisitions and disposals for the year ended 31 March 2015 primarily includes a £2,945 million payment in relation to the acquisition of the entire share capital of Ono plus £2,858 million of associated net debt acquired, a £563 million payment in relation to the acquisition of the remaining 10.97% equity interest in Vodafone India, a £131 million payment in relation to acquisition of the entire share capital of Cobra Automotive plus £40 million of associated debt acquired and a £70 million payment in relation to the acquisition of a 72.7% of the share capital of Hellas Online plus £115 million of associated debt. The year ended 31 March 2014 includes £35,231 million received on the disposal of our US group whose principal asset was its 45% interest in Verizon Wireless plus £999 million from the assumption by Verizon of Vodafone’s net liabilities relating to its US group, a £4,855 million payment in relation to the acquisition of 76.57% of the share capital of KDG plus £2,148 million of associated debt acquired and £1,447 million recognised in respect of the remaining non-controlling interests.

(4)

Other amounts for the year ended 31 March 2015 include £336 million of restructuring costs (2014: £210 million), a £365 million UK pensions contribution payment, £359 million of Verizon Wireless tax distributions received after the completion of the disposal, £328 million of interest paid on the settlement of the Piramal option, £116 million of KDG incentive scheme payments in respect of liabilities assumed on acquisition, £176 million tax refund (2014: £2,372 tax payment) relating to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in Verizon Wireless and a £100 million (2014: £100 million) payment in respect of the Group’s historical UK tax settlement. Other amounts for the year ended 31 March 2014 also includes a £1,387 million outflow relating to payment obligations in connection with the purchase of licences and spectrum, principally in India

Cash generated by operations excluding restructuring and other costs decreased 10.0% to £11.1 billion, primarily driven by working capital movements which more than offset the higher EBITDA.

Free cash flow decreased to £1.1 billion compared to £4.4 billion in the prior year as lower payments for taxation were offset by higher cash capital expenditure and lower dividends received from associates and investments.

Capital expenditure increased £2.9 billion to £9.2 billion primarily driven by investments in the Group’s networks as a result of Project Spring.

Payments for taxation decreased 78.0% to £0.8 billion and dividends received from associates and investments decreased by £2.6 billion to £0.2 billion primarily as a result of the Group’s disposal of its 45% interest in Verizon Wireless.

A foreign exchange gain of £0.9 billion was recognised on net debt due to favourable exchange rate movements resulting primarily from the weakening of the euro and the Indian rupee against pounds sterling.

LIQUIDITY AND CAPITAL RESOURCES

Analysis of net debt:

	2015	2014
	£m	£m

Cash and cash equivalents	6,882	10,134

Short-term borrowings
Bonds	(1,786)	(1,783)
Commercial paper(1)	(5,077)	(950)
Put options over non-controlling interests	(1,307)	(2,330)
Bank loans	(1,876)	(1,263)
Other short-term borrowings(2)	(2,577)	(1,421)
	(12,623)	(7,747)

Long-term borrowings
Put options over non-controlling interests	(7)	(6)
Bonds, loans and other long-term borrowings	(22,428)	(21,448)
	(22,435)	(21,454)

Other financial instruments(3)	5,905	5,367
Net debt	(22,271)	(13,700)

Notes:

(1)	At 31 March 2015 US$3,321 million (2014: US$578 million) was drawn under the US commercial paper programme and €3,928 million (2014:€731 million) was drawn under the euro commercial paper programme.
(2)	At 31 March 2015 the amount includes £2,542 million (2014: £1,185 million) in relation to cash received under collateral support agreements.
(3)

Comprises mark to market adjustments on derivative financial instruments which are included as a component of trade and other receivables (2015: £4,005 million; 2014: £2,443 million) and trade and other payables (2015: £984 million; 2014: £881 million) and short-term investments primarily in index linked government bonds and a managed investment fund included as a component of other investments (2015: £2,884 million, 2014: £3,805 million).

Dividends

The Directors have announced a final dividend per share of 7.62 pence, representing a 2.0% increase over the prior financial year’s final dividend. The ex-dividend date for the final dividend is 11 June 2015 for ordinary shareholders, the record date is 12 June 2015 and the dividend is payable on 5 August 2015. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

OTHER SIGNIFICANT DEVELOPMENTS

Telecom Egypt Arbitration

In October 2009, Telecom Egypt commenced arbitration against Vodafone Egypt in Cairo alleging breach of non-discrimination provisions in an interconnection agreement as a result of lower interconnection rates paid to Vodafone Egypt by Mobinil. Telecom Egypt also sought to join Vodafone International Holdings BV (‘VIHBV’), Vodafone Europe BV (‘VEBV’) and Vodafone Group Plc to the arbitration. In January 2015, the arbitral tribunal issued its decision. It held unanimously that it had no jurisdiction to arbitrate the claim against VIHBV, VEBV and Vodafone Group Plc. The tribunal also held by a 3 to 2 majority that Telecom Egypt had failed to establish any liability on the part of Vodafone Egypt. Telecom Egypt has applied to the Egyptian court to set aside the decision.

India tax case

In August 2007 and September 2007, Vodafone India Limited (‘VIL’) and VIHBV respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned subsidiary that indirectly holds interests in VIL. In January 2012 the Indian Supreme Court handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Indian Supreme Court quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest. On 20 March 2012, the Indian Government returned VIHBV’s deposit of INR 25 billion and released the guarantee for INR 85 billion, which was based on the demand for payment issued by the Indian tax authority in October 2010, for tax of INR 79 billion plus interest.

On 28 May 2012 the Finance Act 2012 became law. The Finance Act 2012 is intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax.

VIHBV has not received any formal demand for taxation in respect of the HTIL transaction following the effective date of the Finance Act 2012, but it did receive a letter on 3 January 2013 reminding it of the tax demand raised prior to the Indian Supreme Court’s judgement and purporting to update the interest element of that demand to a total amount of INR 142 billion. The separate proceedings taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, remain pending despite the issue having been ruled upon by the Indian Supreme Court. Should a further demand for taxation be received by VIHBV or any member of the Group as a result of the new retrospective legislation, we believe it is probable that we will be able to make a successful claim under the Dutch-India Bilateral Investment Treaty (‘Dutch BIT’). On 17 January 2014, VIHBV served an amended trigger notice on the Indian Government under the Dutch BIT, supplementing a trigger notice filed on 17 April 2012, immediately prior to the Finance Act 2012 becoming effective, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with HTIL under transfer pricing rules.

On 17 April 2014, VIHBV served its notice of arbitration under the Dutch BIT, formally commencing the Dutch BIT arbitration proceedings. An arbitrator has been appointed by VIHBV. The Indian Government appointed an arbitrator but he resigned in May 2015. The third arbitrator, who will act as chairman of the tribunal, had been agreed by the two party-appointed arbitrators (prior to the Government’s arbitrator’s resignation) but declined to accept the appointment. There is now likely to be a delay in appointing the chairman pending the Indian Government appointing a replacement for its party-appointed arbitrator. If there is no subsequent agreement on appointment of a chairman, the International Court of Justice will appoint the third arbitrator.

We did not carry a provision for this litigation or in respect of the retrospective legislation at 31 March 2015, or at previous reporting dates.

British Telecom (Italy) v Vodafone Italy

The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations that it had abused its dominant position in the wholesale market for mobile termination. In 2010, British Telecom (Italy) brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. British Telecom (Italy) seeks damages in the amount of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period from 1999 to 2007. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €10 million to €25 million which was reduced in a further supplemental report published in September 2014 to a range of €8 million to €11 million. The expert’s report will be considered by the Court before it passes judgment on the case.

FASTWEB v Vodafone Italy

The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations it had abused its dominant position in the wholesale market for mobile termination. In 2010, FASTWEB brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. FASTWEB sought damages in the amount of €360 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €0.5 million to €2.3 million. On 15 October 2014, the Court decided to reject FASTWEB’s damages claim in its entirety.

Board changes

On 10 December 2014, the Group announced that Omid Kordestani had notified the Board of his intention to stand down as a Non-Executive Director of the Company with effect from 31 December 2014 in order to focus full-time on his executive responsibilities with Google, Inc. in the United States.

On 15 January 2015, the Group announced that its Chief Technology Officer Steve Pusey would stand down from the Board following the Company’s Annual General Meeting on 28 July 2015.

On 30 March 2015, the Group announced the appointment of Dr Mathias Döpfner as a Non-Executive Director with effect from 1 April 2015. Dr Döpfner is Chairman and CEO of the German media group Axel Springer SE in Berlin. Dr Döpfner has been with Axel Springer SE since 1998, initially as editor-in-chief of Die Welt and since 2000 as a member of the Management Board.

On 30 March 2015, the Group also announced that Luc Vandevelde will stand down from the Board with effect from the Company’s Annual General Meeting on 28 July 2015. Luc Vandevelde joined the Board in September 2003 and became the Senior Independent Director in July 2012. Philip Yea will be appointed as Senior Independent Director with effect from the Annual General Meeting.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

	2015		2014
	£m		£m

Continuing operations

Revenue	42,227		38,346
Cost of sales	(30,882)		(27,942)
Gross profit	11,345		10,404
Selling and distribution expenses	(3,455)		(3,033)
Administrative expenses	(5,746)		(4,245)
Share of result of equity accounted associates and joint ventures	(63)		278
Impairment losses	—		(6,600)
Other income and expense	(114)		(717)
Operating profit/(loss)	1,967		(3,913)
Non-operating income and expense	(19)		(149)
Investment income	883		346
Financing costs	(1,736)		(1,554)
Profit/(loss) before taxation	1,095		(5,270)
Income tax credit	4,765		16,582
Profit for the financial year from continuing operations	5,860		11,312
Profit for the financial year from discontinued operations	57		48,108
Profit for the financial year	5,917		59,420

Attributable to:
- Owners of the parent	5,761		59,254
- Non-controlling interests	156		166
Profit for the financial year	5,917		59,420

Earnings per share
From continuing operations:
- Basic	21.53	p	42.10	p
- Diluted	21.42	p	41.77	p

Total Group:
- Basic	21.75	p	223.84	p
- Diluted	21.63	p	222.07	p

Consolidated statement of comprehensive income

	2015	2014
	£m	£m
Profit for the financial year	5,917	59,420
Other comprehensive income:
Items that may be reclassified to profit or loss in subsequent years
Gains/(losses) on revaluation of available-for-sale investments, net of tax	4	(119)
Foreign exchange translation differences, net of tax	(6,516)	(4,104)
Foreign exchange (gains)/losses transferred to the income statement	(1)	1,493
Fair value gains transferred to the income statement	(9)	(25)
Other, net of tax	7	—
Total items that may be classified to profit or loss in subsequent years	(6,515)	(2,755)
Items that will not be reclassified to profit or loss in subsequent years
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax	(212)	37
Total items will not be classified to profit or loss in subsequent years	(212)	37
Other comprehensive expense	(6,727)	(2,718)
Total comprehensive (expense)/income for the financial year	(810)	56,702

Attributable to:
- Owners of the parent	(1,076)	56,711
- Non-controlling interests	266	(9)
	(810)	56,702

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

	2015	2014
	£m	£m

Non-current assets
Goodwill	22,537	23,315
Other intangible assets	20,953	23,373
Property, plant and equipment	26,603	22,851
Investments in associates and joint ventures	(3)	114
Other investments	3,757	3,553
Deferred tax assets	23,845	20,607
Post employment benefits	169	35
Trade and other receivables	4,865	3,270
	102,726	97,118
Current assets
Inventory	482	441
Taxation recoverable	575	808
Trade and other receivables	8,053	8,886
Other investments	3,855	4,419
Cash and cash equivalents	6,882	10,134
Assets held for sale	—	34
	19,847	24,722
Total assets	122,573	121,840

Equity
Called up share capital	3,792	3,792
Additional paid-in capital	117,054	116,973
Treasury shares	(7,045)	(7,187)
Accumulated losses	(49,471)	(51,428)
Accumulated other comprehensive income	1,815	8,652
Total equity attributable to owners of the parent	66,145	70,802

Non-controlling interests	1,595	1,733
Put options over non-controlling interests	(7)	(754)
Total non-controlling interests	1,588	979

Total equity	67,733	71,781

Non-current liabilities
Long-term borrowings	22,435	21,454
Taxation liabilities	—	50
Deferred tax liabilities	595	747
Post employment benefits	567	584
Provisions	1,082	846
Trade and other payables	1,264	1,339
	25,943	25,020
Current liabilities
Short-term borrowings	12,623	7,747
Taxation liabilities	599	873
Provisions	767	963
Trade and other payables	14,908	15,456
	28,897	25,039
Total equity and liabilities	122,573	121,840

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital(1)		Treasury shares	Accumulated comprehensive income(2)	Equity attributable to the owners	Non- controlling interests	Total equity
	£m	£m		£m	£m	£m	£m	£m

1 April 2013	3,866	154,279		(9,029)	(77,639)	71,477	1,011	72,488
Issue or reissue of shares	—	2		194	(173)	23	—	23
Redemption or cancellation of shares	(74)	74		1,648	(1,648)	—	—	—
Capital reduction and creation of B and C shares	16,613	(37,470)		—	20,857	—	—	—
Cancellation of B shares	(16,613)	—		—	1,115	(15,498)	—	(15,498)
Share-based payments	—	88	(3)	—	—	88	—	88
Transactions with non-controlling interests in subsidiaries	—	—		—	(1,451)	(1,451)	260	(1,191)
Comprehensive income	—	—		—	56,711	56,711	(9)	56,702
Dividends	—	—		—	(40,566)	(40,566)	(284)	(40,850)
Other	—	—		—	18	18	1	19
31 March 2014	3,792	116,973		(7,187)	(42,776)	70,802	979	71,781
Issue or reissue of shares	—	2		142	(126)	18	—	18
Share-based payments	—	95	(3)	—	—	95	—	95
Transactions with non-controlling interests in subsidiaries	—	—		—	(756)	(756)	605	(151)
Comprehensive income	—	—		—	(1,076)	(1,076)	266	(810)
Dividends	—	—		—	(2,930)	(2,930)	(262)	(3,192)
Other	—	(16)		—	8	(8)	—	(8)
31 March 2015	3,792	117,054		(7,045)	(47,656)	66,145	1,588	67,733

Notes:

(1)

Includes share premium, capital redemption reserve and merger reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

(2)	Includes accumulated losses and accumulated other comprehensive income.
(3)	Includes £7 million tax credit (2014: £12 million tax charge).

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

	2015	2014
	£m	£m

Net cash flow from operating activities	9,715	6,227

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	(3,093)	(4,279)
Purchase of interests in associates and joint ventures	(85)	(11)
Purchase of intangible assets	(2,315)	(2,327)
Purchase of property, plant and equipment	(6,568)	(4,396)
Purchase of investments	(207)	(214)
Disposal of interests in associates and joint ventures	27	34,919
Disposal of property, plant and equipment	178	79
Disposal of investments	899	1,483
Dividends received from associates and joint ventures	583	4,897
Dividends received from investments	—	10
Interest received	254	582
Net cash flow from investing activities	(10,327)	30,743

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	18	38
Net movement in short-term borrowings	4,722	(2,887)
Proceeds from issue of long-term borrowings	2,432	1,060
Repayment of borrowings	(4,070)	(9,788)
Purchase of treasury shares	—	(1,033)
B and C share payments	—	(14,291)
Equity dividends paid	(2,927)	(5,076)
Dividends paid to non-controlling shareholders in subsidiaries	(247)	(264)
Other transactions with non-controlling interests in subsidiaries	(718)	(111)
Other movements in loans with associates and joint ventures	(52)	—
Interest paid	(1,576)	(1,897)
Net cash flow used in financing activities	(2,418)	(34,249)

Net cash flow	(3,030)	2,721
Cash and cash equivalents at beginning of the financial year	10,112	7,506
Exchange loss on cash and cash equivalents	(221)	(115)
Cash and cash equivalents at end of the financial year	6,861	10,112

CONSOLIDATED FINANCIAL STATEMENTS

1                 Basis of preparation

The preliminary results for the year ended 31 March 2015 are an abridged statement of the full annual report which was approved by the Board of Directors on 19 May 2015. The consolidated financial statements within the full annual report are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board. They are also prepared in accordance with IFRS as adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations.

The auditor’s report on those consolidated financial statements was unqualified, did not draw attention to any matters by way of emphasis without qualifying their report, and did not contain statements under section 498(2) or 498(3) of the Companies Act 2006. The preliminary results do not comprise statutory accounts within the meaning of section 434(3) of the Companies Act 2006. The annual report for the year ended 31 March 2015 will be delivered to the Registrar of Companies following the Company’s annual general meeting to be held on 28 July 2015.

The financial information included in this preliminary announcement does not itself contain sufficient information to comply with IFRS. The Company will publish full financial statements that comply with IFRS in June 2015.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

On 1 April 2014, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group; further details are provided in the Group’s annual report for the year ended 31 March 2014.

2                 Equity dividends

	2015	2014
	£m	£m
Declared during the financial year:
Final dividend for the year ended 31 March 2014: 7.47 pence per share (2013: 6.92 pence)	1,975	3,365
Interim dividend for the year ended 31 March 2015: 3.60 pence per share (2014: 3.53 pence)	955	1,711
Special dividend for the year ended 31 March 2015: nil (2014: 172.94 US cents per share)	—	35,490
	2,930	40,566

Proposed after the end of the reporting period and not recognised as a liability:
Final dividend for the year ended 31 March 2015: 7.62 pence per share (2014: 7.47 pence)	2,020	1,975

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Organic growth

All amounts in this document marked with an “*” represent “organic growth” which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. While “organic growth” is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

•                  it provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•                  it is used for internal performance analysis; and

•                  it facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

For the 2015 financial year, the Group’s organic service revenue growth rate has been adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK, the beneficial impact of an upward revision to interconnect revenue in Egypt from a re-estimation by management of the appropriate historical mobile interconnection rate, and the adverse impact of an adjustment to intercompany revenue. The adjustments in relation to Vodafone UK and Vodafone Egypt also impact the disclosed organic growth rates for those countries.

A summary of certain non-GAAP measures included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Closest equivalent GAAP measure	Location in this results announcement of reconciliation and further information
EBITDA	Operating profit	Group results on page 9
Adjusted operating profit	Operating profit	Group results on page 9
Adjusted profit before tax	Profit before taxation	Taxation on page 11
Adjusted effective tax rate	Income tax expense as a percentage of profit before taxation	Taxation on page 11
Adjusted income tax expense	Income tax expense	Taxation on page 11
Adjusted profit attributable to owners of the parent	Profit attributable to owners of the parent	Earnings per share on page 12
Adjusted earnings per share (from continuing operations)	Basic earnings per share	Earnings per share on page 12 and Reconciliation of adjusted earnings on page 31
Operating free cash flow	Cash generated by operations	Cash flows and funding beginning on page 19
Free cash flow	Cash generated by operations	Cash flows and funding beginning on page 19
Cash generated by operations (excluding restructuring costs)	Cash generated by operations	Cash flows and funding beginning on page 19

See page 31 for a reconciliation of adjusted earnings to reported earnings.

ADDITIONAL INFORMATION

Regional results for the year ended 31 March

	Revenue		EBITDA		Adjusted operating profit		Capital expenditure		Operating free cash flow(1)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
Germany(2)	8,467	8,272	2,670	2,698	541	918	2,003	1,312	1,002	1,706
Italy(3)	4,641	522	1,537	182	647	372	1,105	180	544	251
UK	6,414	6,427	1,360	1,418	41	187	980	932	200	621
Spain(4)	3,664	3,518	783	787	3	181	858	511	(29)	255
Other Europe
Netherlands	1,482	1,608	507	548	157	220	303	230	218	338
Portugal	771	889	289	309	108	140	273	157	41	163
Greece	576	597	158	165	54	54	76	70	70	117
Other	2,185	2,436	620	714	212	262	431	342	214	362
Eliminations	(7)	(5)	—	—	—	—	—	—	—	—
Other Europe	5,007	5,525	1,574	1,736	531	676	1,083	799	543	980
Eliminations	(122)	(42)	—	—	—	—	—	—	—	—
Europe	28,071	24,222	7,924	6,821	1,763	2,334	6,029	3,734	2,260	3,813

AMAP
India	4,324	3,945	1,281	1,135	457	326	882	633	332	812
Vodacom	4,341	4,718	1,527	1,716	1,030	1,228	745	663	762	1,174
Other AMAP
Turkey	2,079	2,017	376	358	87	61	343	252	39	84
Egypt	1,190	1,163	522	517	285	271	314	218	256	342
Other	1,560	1,633	391	419	(46)	61	262	241	114	193
Eliminations	(1)	(3)	—	—	—	—	—	—	—	—
Other AMAP	4,828	4,810	1,289	1,294	326	393	919	711	409	619
Eliminations	(11)	—	—	—	—	—	—	—	—	—
AMAP	13,482	13,473	4,097	4,145	1,813	1,947	2,546	2,007	1,503	2,605

Other	754	686	(106)	118	(69)	29	622	572	(900)	161
Eliminations	(80)	(35)	—	—	—	—	—	—	—	—
Group	42,227	38,346	11,915	11,084	3,507	4,310	9,197	6,313	2,863	6,579

Notes:

(1)

Free cash flow for the year ended 31 March 2015 excludes £336 million of restructuring costs (2014: £210 million), a £365 million UK pensions contribution payment, £359 million of Verizon Wireless tax distributions received after the completion of the disposal, £328 million of interest paid on the settlement of the Piramal option, £116 million of KDG incentive scheme payments in respect of liabilities assumed on acquisition and a £100 million (2014: £100 million) payment in respect of the Group’s historical UK tax settlement.

(2)	On 14 October 2013 the Group acquired 76.57% of the share capital of KDG and the results of KDG have been fully consolidated into the results of Germany from that date.
(3)	On 21 February 2014 the Group acquired the remaining 23.1% equity interest in Vodafone Italy.
(4)	On 23 July 2014 the Group acquired 100% of the share capital of Ono and the results of Ono have been fully consolidated into the results of Spain from that date.

Service revenue — quarter ended 31 March(1), (2)

Group and Regions

	Group		Europe		AMAP
	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m
Mobile in-bundle	4,030	3,693	2,929	2,806	986	822
Mobile out-of-bundle	2,448	2,520	1,037	1,150	1,416	1,366
Mobile incoming	713	685	321	333	393	354
Fixed line	2,003	1,653	1,728	1,441	253	158
Other	375	395	248	263	94	123
Service revenue	9,569	8,946	6,263	5,993	3,142	2,823

	Change
	Group		Europe		AMAP
	Reported	Organic	Reported	Organic	Reported	Organic
	%	%	%	%	%	%
Mobile in-bundle	9.1	5.4	4.4	2.2	20.0	18.1
Mobile out-of-bundle	(2.9)	(7.7)	(9.8)	(15.7)	3.7	(0.3)
Mobile incoming	4.1	(9.9)	(3.6)	(8.0)	11.0	(11.7)
Fixed line	21.2	8.7	19.9	1.6	60.1	64.5
Other	(5.1)	(7.2)	(5.7)	(0.3)	(23.6)	(23.0)
Service revenue	7.0	0.1	4.5	(2.4)	11.3	6.0

Operating Companies

	Germany		Italy		UK(3)
	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m
Mobile in-bundle	797	898	466	210	657	626
Mobile out-of-bundle	183	232	202	129	289	300
Mobile incoming	56	67	65	33	88	91
Fixed line	705	776	167	70	504	423
Other	79	86	40	23	76	79
Service revenue	1,820	2,059	940	465	1,614	1,519

Change
	Germany		Italy		UK
	Reported	Organic	Reported	Organic	Reported	Organic
	%	%	%	%	%	%
Service revenue	(11.6)	(3.1)	102.2	(3.7)	6.3	0.6

	Spain		India		Vodacom
	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m
Mobile in-bundle	411	452	244	162	296	294
Mobile out-of-bundle	117	151	670	597	449	425
Mobile incoming	27	26	148	163	49	75
Fixed line	267	82	53	7	41	—
Other	29	37	41	23	43	74
Service revenue	851	748	1,156	952	878	868

	Change
	Spain		India		Vodacom
	Reported	Organic	Reported	Organic	Reported	Organic

Service revenue	13.8	(7.8)	21.4	12.1	1.2	(0.2)

Notes:

(1)	The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions, and intercompany eliminations.
(2)	Organic growth presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange.
(3)	The analysis of UK mobile and fixed line service revenue for the year ended 31 March 2014 has been restated following the integration of CWW into the UK business.

Reconciliation of adjusted earnings

	Reported		Discontinued operations	Adjustments	Adjusted
Year ended 31 March 2015	£m		£m	£m	£m

Operating profit	1,967		—	271	2,238
Amortisation of acquired customer base and brand intangible assets	—		—	1,269	1,269
Non-operating income and expense	(19)		—	19	—
Net financing costs	(853)		—	(437)	(1,290)
Profit before taxation	1,095		—	1,122	2,217
Income tax credit/(expense)(1)	4,765		—	(5,334)	(569)
Profit for the financial year from continuing operations	5,860		—	(4,212)	1,648
Profit for the financial year from discontinued operations	57		(57)	—	—
Profit for the financial year	5,917		(57)	(4,212)	1,648

Attributable to:
— Owners of the parent	5,761		(57)	(4,233)	1,471
— Non-controlling interests	156		—	21	177

Basic earnings per share from continuing and discontinued operations	21.75	p			5.55	p

Note:

(1)

Adjustments include the recognition of tax losses in Luxembourg following the acquisition of Ono (£3,341 million) and losses arising in the year from the write down of investments for local GAAP purposes (£2,127 million).

	Reported		Discontinued operations	Adjustments	Adjusted
Year ended 31 March 2014	£m		£m	£m	£m

Operating (loss)/profit(1)	(3,913)		—	7,672	3,759
Amortisation of acquired customer base and brand intangible assets	—		—	551	551
Non-operating income and expense	(149)		—	149	—
Net financing costs	(1,208)		—	78	(1,130)
(Loss)/profit before taxation	(5,270)		—	8,450	3,180
Income tax credit/(expense)(2)	16,582		—	(17,511)	(929)
Profit for the financial year from continuing operations	11,312		—	(9,061)	2,251
Profit for the financial year from discontinued operations	48,108		(48,108)	—	—
Profit for the financial year	59,420		(48,108)	(9,061)	2,251

Attributable to:
— Owners of the parent	59,254		(48,108)	(9,111)	2,035
— Non-controlling interests	166		—	50	216

Basic earnings per share from continuing and discontinued operations	223.84	p			7.69	p

Note:
(1)

Adjustment primarily relates to the £6,600 million impairment loss relating to our businesses in Germany, Spain, Portugal, Czech Republic and Romania and the £712 million loss on the deemed disposal of Vodafone Italy.

(2)

Adjustment includes the recognition of a deferred tax asset in respect of tax losses in Germany (£1,916 million) and Luxembourg (£17,402 million) and the tax liability related to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in Verizon Wireless (£2,210 million).

Mobile customers - quarter ended 31 March 2015

(in thousands)

Country	1 January 2015	Net additions/ (disconnections)	Other movements	31 March 2015	Prepaid

Europe
Germany	31,515	(572)	—	30,943	47.5%
Italy	25,507	(337)	—	25,170	81.6%
UK(1)	19,853	262	(1,700)	18,415	35.2%
Spain(2)	14,811	(32)	(600)	14,179	22.9%
	91,686	(679)	(2,300)	88,707	50.7%

Other Europe
Netherlands	5,180	(20)	—	5,160	24.8%
Ireland	2,048	(37)	—	2,011	53.0%
Portugal	5,207	(164)	—	5,043	68.6%
Romania	8,016	40	—	8,056	58.1%
Greece	5,050	68	—	5,118	68.6%
Czech Republic	3,238	29	—	3,267	35.6%
Hungary(3)	2,670	5	66	2,741	44.7%
Albania(4)	1,968	(30)	(238)	1,700	94.8%
Malta	309	2	—	311	81.0%
	33,686	(107)	(172)	33,407	54.6%
Europe	125,372	(786)	(2,472)	122,114	51.8%

AMAP
India	178,676	5,127	—	183,803	93.3%
Vodacom(5)	68,953	(445)	—	68,508	92.5%
	247,629	4,682	—	252,311	93.1%

Other AMAP
Turkey	20,547	200	—	20,747	58.6%
Egypt	39,209	508	—	39,717	93.8%
New Zealand	2,330	32	—	2,362	63.5%
Qatar	1,414	30	—	1,444	88.9%
Ghana	7,051	90	—	7,141	99.7%
	70,551	860	—	71,411	83.1%
AMAP	318,180	5,542	—	323,722	90.9%

Group	443,552	4,756	(2,472)	445,836	80.2%

Notes:
(1)	Other movements in the UK reflect the restatement of the customer base.
(2)	Other movements in Spain reflect the restatement of the customer base.
(3)	Other movements in Hungary reflect the acquisition of a local MVNO.
(4)	Other movements in Albania reflect the restatement of the customer base.
(5)	Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

Fixed broadband customers - quarter ended 31 March 2015

(in thousands)

Country	1 January 2015	Net additions/ (disconnections)	Other movements	31 March 2015

Europe
Germany	5,357	93	—	5,450
Italy	1,756	46	—	1,802
UK	64	2	—	66
Spain	2,776	34	—	2,810
	9,953	175	—	10,128

Other Europe
Netherlands(1)	56	11	(18)	49
Ireland	215	7	—	222
Portugal	299	31	—	330
Romania	40	3	—	43
Greece	475	18	—	493
Czech Republic	12	1	—	13
Hungary	—	—	—	—
Albania	—	—	—	—
Malta	2	(1)	—	1
	1,099	70	(18)	1,151
Europe	11,052	245	(18)	11,279

AMAP
India	4	1	—	5
Vodacom(2)	—	—	—	—
	4	1	—	5

Other AMAP
Turkey	67	30	—	97
Egypt	210	14	—	224
New Zealand(3)	424	(1)	(14)	409
Qatar	7	—	—	7
Ghana	28	—	—	28
	736	43	(14)	765
AMAP	740	44	(14)	770

Group	11,792	289	(32)	12,049

Notes:
(1)	Other movements in the Netherlands reflect the restatement of the customer base.
(2)	Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.
(3)	Other movements in New Zealand reflect the restatement of the customer base.

OTHER INFORMATION

Definitions of terms

Term	Definition
ARPU	Average revenue per user, defined as mobile customer revenue and mobile incoming revenue divided by average customers.

EBITDA

Operating profit excluding share of results in associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs and other operating income and expense. The Group’s definition of EBITDA may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted operating profit

Group adjusted operating profit excludes non-operating income from associates, impairment losses, restructuring costs, amortisation of customer bases and brand intangible assets and other income and expense.

Mobile in-bundle revenue

Represents revenue from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge, with some expectation of recurrence. Includes revenue from all contract bundles and add-ons lasting 30 days or more as well as revenue from prepay bundles lasting seven days or more.

Mobile out-of-bundle	Revenue from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.

Mobile incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.

Operating free cash flow

Cash generated from operations after cash payments for capital expenditure (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs.

For the years ended 31 March 2015 and 2014 other items excluded special one-off UK pensions contribution payments and KDG incentive scheme payments.

Free cash flow

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs and licence and spectrum payments.

For the years ended 31 March 2015 and 2014 other items excluded income dividends received from Verizon Wireless, Verizon Wireless tax distributions received after the completion of the disposal, special UK pensions contribution payments, interest paid on the settlement of the Piramal option, KDG incentive scheme payments and payments in respect of the Group’s historical UK tax settlement.

For definitions of other terms please refer to pages 211 to 212 of the Group’s annual report for the year ended 31 March 2014.

1)	Copies of this document are available from the Company’s registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN.

2)	The preliminary results will be available on the Vodafone Group Plc website, vodafone.com/investor, from 19 May 2015.

Notes:

1.

Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, M-Pesa and Vodafone One Net are trademarks of the Vodafone Group. The Vodafone Rhombus is a registered design of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.	All growth rates reflect a comparison to the year ended 31 March 2015 unless otherwise stated.
3.

References to “Q4” are to the quarter ended 31 March 2015 unless otherwise stated. References to the “second half of the year” or “H2” are to the six months ended 31 March 2015 unless otherwise stated. References to the “year” or “financial year” are to the financial year ended 31 March 2015 and references to the “prior financial year” are to the financial year ended 31 March 2014 unless otherwise stated.

4.

All amounts marked with an “*” represent “organic growth”, which presents performance on a comparable basis, both in terms of merger and acquisition activity as well as in terms of movements in foreign exchange rates. For the 2015 financial year, the Group’s organic service revenue growth rate has been adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK, the beneficial impact of an upward revision to interconnect revenue in Egypt from a re-estimation by management of the appropriate historical mobile interconnection rate, and the adverse impact of an adjustment to intercompany revenue. The adjustments in relation to Vodafone UK and Vodafone Egypt also impact the disclosed organic growth rates for those countries.

5.	Reported growth is based on amounts in pounds sterling as determined under IFRS.
6.	Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.
7.

Quarterly historical information, including information for service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers, is provided in a spreadsheet available at vodafone.com/investor.

Copyright © Vodafone Group 2015

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to: statements with respect to: expectations regarding the Group’s financial condition or results of operations, including the Group Chief Executive’s statement and Review of the year on pages 1 to 7 of this report and the guidance for EBITDA and free cash flow for the 2016 financial year (and the related underlying assumptions) on page 8; expectations for the Group’s future performance generally, including EBITDA growth and capital expenditure; statements relating to the Group’s Project Spring investment programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including Vodafone One Net, M-Pesa, and the launch of a number of additional features; growth in customers and usage; expectations regarding spectrum licence acquisitions, including anticipated new 3G and 4G availability and the customer uptake associated therewith; expectations regarding adjusted operating profit, EBITDA margins, capital expenditure, free cash flow, and foreign exchange rate movements; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including KDG, Ono and Neotel; and the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for its mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn, affect the relative appeal of the Group’s products and services as compared to those of its competitors or make it more difficult for the Group to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services offered by the Group will not be commercially accepted or do not perform according to expectations; the Group’s ability to expand its spectrum position or renew or obtain necessary licences, including for spectrum; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in fibre deployment, network expansion, new product and service roll-outs, mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates, including, in particular, changes in the exchange rate of pounds sterling, the currency in which the Group prepares its financial statements, to the euro, the US dollar and other currencies in which the Group generates its revenue, as well as changes in interest rates; the Group’s ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences to the Group of making and integrating acquisitions or disposals; changes to the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and its operations; changes in statutory tax rates or profit mix which might impact the Group’s weighted average tax rate; and/or changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the year ended 31 March 2014. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company, to any member of the Group or to any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	www.vodafone.com/media/contact

Copyright © Vodafone Group 2015

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 19, 2015	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary